# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hertz Global Holdings, Inc., CIK 0001657853
CUSIP: 42806J700
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 8501 Williams Road, Estero, Florida (FL), 33928
Date of event which requires filing of this statement: 08/20/2026
Filed by CIK 0001852329
Persons authorized to receive notices and communications: Laura Torrado, c/o Knighthead Capital Management, LLC, 320 Park Avenue, 28th Floor, New York, New York (NY), 10022, (212) 356-2900

## Reporting persons
- CK Amarillo LP (CIK 0001852329): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 181,455,469; sole dispositive power 0; shared dispositive power 181,455,469; aggregate amount beneficially owned 181,455,469 (50.9% of the class)
  Comment: (1) The amount beneficially owned consists of 181,455,469 shares of Common Stock.
  
  (2) The percentage of the shares of Common Stock reported beneficially owned by the Reporting Person is based on information provided by the Issuer in its quarterly report on Form 10-Q filed on August 6, 2026, reflecting 356,451,393 shares of Common Stock issued and outstanding as of July 30, 2026.
- CK Amarillo GP, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 181,455,469; sole dispositive power 0; shared dispositive power 181,455,469; aggregate amount beneficially owned 181,455,469 (50.9% of the class)
  Comment: (1) The amount beneficially owned consists of 181,455,469 shares of Common Stock.
  
  (2) The percentage of the shares of Common Stock reported beneficially owned by the Reporting Person is based on information provided by the Issuer in its quarterly report on Form 10-Q filed on August 6, 2026, reflecting 356,451,393 shares of Common Stock issued and outstanding as of July 30, 2026.
- Certares Opportunities LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 181,455,469; sole dispositive power 0; shared dispositive power 181,455,469; aggregate amount beneficially owned 181,455,469 (50.9% of the class)
  Comment: (1) The amount beneficially owned consists of 181,455,469 shares of Common Stock.
  
  (2) The percentage of the shares of Common Stock reported beneficially owned by the Reporting Person is based on information provided by the Issuer in its quarterly report on Form 10-Q filed on August 6, 2026, reflecting 356,451,393 shares of Common Stock issued and outstanding as of July 30, 2026.
- Knighthead Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 181,455,469; sole dispositive power 0; shared dispositive power 181,455,469; aggregate amount beneficially owned 181,455,469 (50.9% of the class)
  Comment: (1) The amount beneficially owned consists of 181,455,469 shares of Common Stock.
  
  (2) The percentage of the shares of Common Stock reported beneficially owned by the Reporting Person is based on information provided by the Issuer in its quarterly report on Form 10-Q filed on August 6, 2026, reflecting 356,451,393 shares of Common Stock issued and outstanding as of July 30, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Hertz Global Holdings, Inc.
Address of issuer's principal executive offices: 8501 Williams Road, Estero, Florida (FL), 33928
Comment:
The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

This Amendment No. 11 ("Amendment No. 11") amends the Schedule 13D filed with the SEC on July 12, 2021 (the "Original Schedule 13D"), as amended by Amendment No. 1, filed with the SEC on November 16, 2021, Amendment No. 2, filed with the SEC on August 1, 2022, Amendment No. 3, filed with the SEC on October 28, 2022, Amendment No. 4, filed with the SEC on February 7, 2023, Amendment No. 5, filed with the SEC on April 27, 2023, Amendment No. 6, filed with the SEC on November 7, 2023, Amendment No. 7, filed with the SEC on July 2, 2024, Amendment No. 8, filed with the SEC on March 26, 2025, Amendment No. 9, filed with the SEC on March 2, 2026, and Amendment No. 10, filed with the SEC on August 10, 2026 (together with the Original Schedule 13D, the "Schedule 13D") relating to the Common Stock of Hertz Global Holdings, Inc., a Delaware corporation (the "Issuer" or the "Company"). Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Capitalized terms used herein and not otherwise defined in this Amendment No. 11 have the meanings set forth in the Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 6 of the Schedule 13D is amended as follows:

On August 20, 2026, in connection with the settlement of the Cascia v. Farmer, et al. litigation, the Company entered into an amended and restated voting agreement (the "A&R Voting Agreement") with CK Amarillo, which amends and restates the Voting Agreement, dated March 24, 2025, by and between the Company and CK Amarillo. Under the A&R Voting Agreement, CK Amarillo agreed, on each matter brought to a vote at any annual or special meeting of the Company's stockholders and in connection with any action proposed to be taken by consent of the Company's stockholders in lieu of a meeting, to vote all shares of Common Stock and any bonds, debentures, notes or other indebtedness or instruments or any other shares of capital stock or voting or equity securities of or ownership interests in the Company that have the right to vote on such matter (together with the Common Stock, the "Voting Securities") beneficially owned by CK Amarillo that, together with the Voting Securities held by any CK Amarillo affiliate, exceed 45% of the total voting power of all of the outstanding Voting Securities (the "Excess Voting Securities"), in the same proportion as all other votes cast by stockholders or effective consents duly executed and delivered by stockholders, determined (i) without taking into consideration any Voting Securities that are not voted or with respect to which a "broker non-vote" is exercised or registered and (ii) without inclusion of votes cast by CK Amarillo or any CK Amarillo affiliate. Any Voting Securities that are not Excess Voting Securities may be voted at the discretion of CK Amarillo.

Additionally, the Company and CK Amarillo added a sale of control provision where if CK Amarillo sells 50% or more of the total outstanding shares of Common Stock of the Company to a third-party purchaser, subject to certain exceptions and if the sale price is above the Market Price (as defined in the A&R Voting Agreement), then CK Amarillo is required to deliver to the holders of Common Stock of the Company an amount equal to (i) one minus the percentage (expressed as a decimal) of the outstanding shares sold by CK Amarillo, multiplied by (ii) the amount by which the purchase price exceeds the Market Price on a per share basis, multiplied by (iii) the number of shares of Common Stock of the Company sold. The A&R Voting Agreement will terminate per its terms at such time that (i) CK Amarillo and any CK Amarillo affiliate, collectively, cease to beneficially own 45% or more of the Voting Securities then outstanding and (ii) at the earlier to occur of: (a) the Company has expended all funds authorized on the stock repurchase programs authorized by the Company's board of directors in 2021 and 2022 (the "Repurchase Programs") or (b) the Company has terminated the Repurchase Programs. The foregoing description of the A&R Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the A&R Voting Agreement, which is attached hereto as an exhibit to this Amendment No. 11 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The information set forth in Item 7 of the Schedule 13D is amended as follows:

Exhibit 99.3 A&R Voting Agreement, dated as of August 20, 2026, by and between the Issuer and CK Amarillo (incorporated by reference to Exhibit 10.1 to the Issuer's current report on Form 8-K filed with the SEC on August 20, 2026).

## Signatures
- CK Amarillo LP: /s/ Tom LaMacchia, Tom LaMacchia, Authorized Signatory of CK Amarillo GP, LLC, General Partner of CK Amarillo LP (08/24/2026)
- CK Amarillo LP: /s/ Laura Torrado, Laura Torrado, Authorized Signatory of CK Amarillo GP, LLC, General Partner of CK Amarillo LP (08/24/2026)
- CK Amarillo GP, LLC: /s/ Tom LaMacchia, Tom LaMacchia, Authorized Signatory (08/24/2026)
- CK Amarillo GP, LLC: /s/ Laura Torrado, Laura Torrado, Authorized Signatory (08/24/2026)
- Certares Opportunities LLC: /s/ Tom LaMacchia, Tom LaMacchia, Managing Director & General Counsel, Certares Management LLC, Sole Member of Certares Opportunities LLC (08/24/2026)
- Knighthead Capital Management, LLC: /s/ Laura Torrado, Laura Torrado, General Counsel (08/24/2026)